Exhibit 99.1

Medigus Announces Third Quarter 2018 Financial Results

OMER, Israel, November 28, 2018 — Medigus Ltd. (“Medigus” or the “Company”) (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and direct visualization technology, today announced financial results for the third quarter ended September 30, 2018.

“Following our third quarter results we look forward to future milestones for Medigus to increase the Company’s core business and create shareholder value. We are working towards obtaining regulatory clearance of MUSE™ in China, and expanding our visual commercialization strategy", said Chris Rowland, CEO of Medigus.

Recent Highlights:

●	In August 2018, the Company announced distribution agreement with Micro-Tech Endoscopy USA, representing a significant milestone for Medigus in the US market.

●	On September 20, 2018, the general annual shareholder meeting of the Company voted to appoint Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen as directors of the Company.

●	On November 14, 2018 Medigus announced that the board of directors has resolved to take steps to reduce the ordinary course expenses of the company by approximately 20% in order to be better aligned with the company’s business needs.

●	On November 20, 2018 Medigus announced that it will form a separate company for its novel miniature video cameras, focused on marketing to new industries, the fully owned subsidiary will engage in promoting to new additional industries such as defense, aviation and automotive.

Financial Results for the Third Quarter 2018:

●	Revenues for the three months ended September 30, 2018 were $217,000, an increase of 85% compared to the three months ended September 30, 2017. The increase was primarily due to revenues for development services provided to A.M. Surgical, Inc., in the amount of $130,000 which was recorded during three month ended September 30, 2018.

●	Research and development expenses for the three months ended September 30, 2018 were $401,000, a decrease of 39% compared to the three months ended September 30, 2017.

●	Sales and marketing expenses for the three months ended September 30, 2018 were $376,000, an increase of 136% compared to the three months ended September 30, 2017.

●	General and administrative expenses for the three months ended September 30, 2018 were $1,954,000, an increase of 299% compared to the three months ended September 30, 2017. The increase was primarily due to expenses related with our public offering closed July 23, 2018.

●	Operating loss for the three months ended September 30, 2018 was $2,821,000, an increase of 125% compared to the three months ended September 30, 2017.

●	Finance loss, net for the three months ended September 30, 2018, were $708,000, an increase of 714%, compared to finance loss of $87,000 for the three months ended September 30, 2017. The increase was primarily due to higher loss from changes in fair value of warrants issued to investors.

●	Loss and total comprehensive loss for the three months ended September 30, 2018, was $3,530,000, compared to a loss and total comprehensive loss of $1,342,000 for the three months ended September 30, 2017.

●	Net cash used in operating activities were $0.7 million for the three months ended September 30, 2018, compared to net cash used in operating activities of $1.2 million for the three months ended September 30, 2017.

●	Net cash generated from financing activities was approximately $8.6 million for the three months ended September 30, 2018.

●	As of September 30, 2018, Medigus had approximately $12 million in cash and cash equivalents.

For detailed financial statements, please follow the link: http://www.medigus.com/investor-relations/financial-reports.

About Medigus

The Company is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. The Company is the developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the Company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Company’s management and its knowledge of the relevant market. The Company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com